Morgan, Lewis & Bockius LLP Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

December 10, 2015

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig, Esq.
Staff Accountant
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street N.E.
Washington, D.C. 20549

Re:           Bridge Builder Trust (the "Trust")
File Nos. 333-187194 and 811-22811

Dear Ms. Fettig:

This correspondence is being filed in response to comments you provided via telephone on November 10, 2015 in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of the Trust’s Form NSAR-B filing, as filed with the Commission on August 27, 2015, and Form N-CSR filing, as filed with the Commission on August 28, 2015 (together, the “Filings”), for its Bridge Builder Bond Fund, Bridge Builder Large Cap Growth Fund, Bridge Builder Large Cap Value Fund, Bridge Builder Small/Mid Cap Growth Fund and Bridge Builder Small/Mid Cap Value Fund (each, a “Fund” and together, the “Funds”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are briefly summarized below, immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable Filing.

Comments Relating to Form NSAR-B

1.
Comment:                      PricewaterhouseCoopers LLP’s (“PwC”) internal control report did not indicate the city and state where PwC’s report was issued.  Please ensure that this information is included in future filings.

Response:                      The Trust will ensure that this information is included in future filings.

Comments Relating to Form N-CSR

Items 2-12

2.
Comment:                      The Trust’s response to Item 2 indicates that a copy of the Trust’s Code of Ethics was filed with the Trust’s Form N-CSR Filing.  However, the Trust’s Code of Ethics was not included with the filing.  Please file an amended Form N-CSR Filing that includes the Trust’s Code of Ethics.

Response:                      The Trust will file an amended Form N-CSR Filing that includes the Trust’s Code of Ethics.

3.	Comment: In future filings, please provide additional details regarding the services that comprise the “Tax fees” described in response to Item 4.

Response:                      The Trust will include the requested information, as applicable, in future filings.

4.	Comment: In future filings, please provide the information requested in Item 4(h) of Form N-CSR.

Response:                      The Trust will include the requested information, as applicable, in future filings.

5.	Comment: The disclosure in Item 6 regarding the Fund’s “Open Futures Contracts” is labeled “Summary Schedule of Investments.” Please remove the word “Summary” from this heading going forward.

Response:                      The Trust will remove the referenced language in future filings.

6.
Comment:                      In future filings, if the Treasurer of the Trust executes the signature page for Form N-CSR, please indicate that he or she is also signing in the capacity of the Trust’s Principal Financial Officer.

Response:                      The Trust will include the requested information in future filings.

Annual Report

Management’s Discussion of Fund Performance

7.
Comment:                      As stated in the “Schedule of Investments” sections, the Funds invested in futures contracts during the Funds’ most recently completed fiscal year.  In light of the guidance in the letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010), going forward please provide a discussion in Management’s Discussion of Fund Performance regarding the Funds’ investments in derivatives and extent to which the Funds’ investments in derivatives materially affected the Funds’ performance during the most recently completed fiscal year.

Response:                      The Funds’ investments in derivatives did not materially affect the Funds’ performance during the most recently completed fiscal year.  Therefore, the referenced disclosure was not applicable.  In the future, if the Funds’ investments in derivatives materially affect the Funds’ performance, appropriate disclosure will be added to Management’s Discussion of Fund Performance.

Expenses

8.
Comment:                      The disclosure regarding the expense example in the “Expenses Section” indicates that shareholders of the Funds incur “ongoing costs, including management fees and sub-adviser fees.”  Please consider revising this language to clarify that the Fund does not pay sub-adviser fees directly.

Response:                       The Trust will remove the reference to sub-adviser fees in future filings.

9.
Comment:                      In the expense example table in the “Expenses” section, the hypothetical expenses for the Large Cap Growth Fund, Large Cap Value Fund, Small/Mid Cap Growth Fund and Small/Mid Cap Value Fund should be equal to the Funds’ annualized expense ratio, multiplied by the average account value over the period, multiplied by 181/365 (rather than 65/365).  This is the case even if the applicable Funds were not in existence for the full six-month period.

Response:                      The Trust will modify the expense example table, as appropriate, in future filings.

Schedule of Investments

10.
Comment:                      If any of the Funds invest in money market funds, please disclose in future filings the specific class of shares held by the Funds in such money market funds in the “Schedule of Investments” section.

Response:                      The Trust will include the requested information, as applicable, in future filings.

11.	Comment: In the “Schedule of Investments” for the Small/Mid Cap Value Fund, please note in future filings whether the Fund’s investments in rights are non-income producing, if applicable.

Response:                      The Trust will make the requested change, if applicable, in future filings.

12.
Comment:                      Did the Bond Fund commence operations via an in-kind contribution?  Going forward, please consult the staff when new funds are being started with an in-kind contribution to ensure proper disclosure in the initial prospectus filing.

Response:                      As discussed via telephone November 10, while the Bond Fund did receive in-kind contributions from certain third party registered investment companies during the first few weeks of its operations, the  Bond Fund did not commence operations solely via an in-kind contribution and did not commence operations with in-kind contributions from any funds or entities advised or sponsored by the Adviser or its affiliates.

Notes to Financial Statements

13.
Comment:                      In future filings, please confirm that the categories of investments provided in the tables summarizing each Fund’s fair value levels are consistent with the categories of investments provided for each Fund in the “Schedule of Investments” section.

Response:                      The Trust believes that the categories of investments provided in the tables summarizing each Fund’s fair value levels are consistent with the main categories of investments provided for each Fund in the “Summary Schedule of Investments” section.

14.
Comment:                      Note 2(a) of the “Notes to Financial Statements” indicates that there were transfers between Level 2 and Level 3 for the Bond Fund during the reporting period.  Going forward, please describe the reasons for any such transfers.  Please note this requirement also applies to the Funds’ Form N-Q.

Response:                      The Trust will include the requested information, as applicable, in future filings.

15.
Comment:                      Note 2(a) of the “Notes to Financial Statements” provides a table presenting information regarding unobservable inputs for the Bond Fund.  What does a range of “N/A” mean in the table?  Does it mean that only one quote was received for each type of security?

Response:                      In the above-referenced table, "N/A" was meant to indicate that only one quote was received for each type of security, in which case a range was not applicable.  In future filings, the above-referenced table will be modified to include only securities that are valued by unobservable inputs other than third-party pricing vendors and broker-dealers, in accordance with the disclosure requirements of FASB ASC paragraphs 820-10-50-2(bbb) and 825-10-50-10. In such modified table, a range of values from unobservable inputs may be available and will be provided, as applicable.

16.
Comment:                      Note 2(d) of the “Notes to Financial Statements” indicates that as of June 30, 2015, the Bond Fund held restricted securities with an aggregate value of $1,113,397,062, which accounted for 12.93% of the Bond Fund’s net assets.  Please note that the Investment Company Reporting Modernization proposal issued by the SEC (Release No. 33-9776; 34-75002), if adopted, would require a fund to identify each of its illiquid securities in future filings.

Response:                      If the proposed rule is adopted by the SEC, the Trust will comply with the requirements of the rule.

17.	Comment: Please consider disclosing the rates paid to each Sub-Adviser in Note 3 to the Financial Statements.

Response:                      The investment adviser to the Funds and the Trust have been granted an exemptive order by the SEC (please see ICA Rel. No. 30592 (Jul. 9, 2013) at https://www.sec.gov/rules/ic/2013/ic-30592.pdf for the Notice and ICA Rel. No. 30641 (Aug. 6, 2013) at https://www.sec.gov/rules/ic/2013/ic-30641.pdf for the Order) that permits the Funds to disclose (as a dollar amount and a percentage of a Fund's net assets) only (i) the aggregate fees paid to the Funds’ investment adviser and any “Affiliated Subadviser” (as defined in the Notice), and (ii) the aggregate fees paid to sub-advisers other than Affiliated Subadvisers in lieu of disclosing the fees paid to each sub-adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  None of the Funds’ sub-advisers are Affiliated Subadvisers.  As such, the Trust has not included and is not required to include the rates of fees paid to the Funds’ sub-advisers in accordance with its exemptive relief.

18.
Comment:                      Note 3 of the “Notes to Financial Statements” indicates that the Adviser is permitted to recoup expenses it reimbursed to a Fund in the prior three fiscal years.  Please modify this disclosure, as necessary, to reflect the SEC staff’s position stated in its 2009 Audit Risk Alert, “Investment Company Industry Developments,” that prior year expenses can be recaptured only if the current expense ratio is less than the expense cap that was in place when such expenses were waived.

Response:                      The Trust will modify the referenced language, as appropriate, in future filings.

19.
Comment:                      In the “Board Consideration of Investment Advisory and Sub-advisory Agreements” section, please provide more specific information regarding the basis for the Board’s determination that the advisory and sub-advisory fees were reasonable in light of the nature and quality of the services expected to be rendered by the Adviser and the Sub-advisers.  For instance, please consider providing more specific details regarding how the Fund’s advisory fees and gross and net expense ratios compared to those paid by a peer group of mutual funds.

Response:                      The Trust believes that its current disclosure in the “Board Consideration of Investment Advisory and Sub-advisory Agreements” section complies with the disclosure requirements of Item 27(d)(6) of Form N-1A. As required by Form N-1A, the disclosure identifies the material factors and the conclusions with respect thereto that formed the basis of the Board’s determination to approve the Advisory and Sub-Advisory Agreements.  As set forth in the disclosure, one such material factor was a Fund’s advisory (and sub-advisory) fees and a Fund’s other expenses.  In this regard, the Board considered various pieces of relevant data, including, but not limited to, a Lipper report comparing the Fund’s advisory fees and gross and net expense ratios to those paid by a peer group of mutual funds.  However, the Trust does not believe that Item 27(d)(6) requires the Trust to include a specific discussion in its annual report disclosure regarding the “results” of such comparison.  This is because the information in the report was just one piece of information relating to the Board’s overall consideration of a Fund’s advisory (and sub-advisory) fees and a Fund’s other expenses, which, itself, was just one of many material factors considered by the Board in its consideration of whether to approve the Advisory and Sub-Advisory Agreements.

Report of Independent Registered Public Accounting Firm

20.
Comment:                      PwC’s Report of Independent Registered Public Accounting Firm refers to the Funds’ summary schedule of investments but does not refer to the Funds’ full schedule of investments.  Please file an amended Form N-CSR Filing that includes a report from PwC referring to the Funds’ full schedule of investments.

Response:                      PwC issued a Report of Independent Registered Public Accounting Firm referring to the Funds' full schedule of investments, but it was not filed with the Form N-CSR Filing due to a clerical error. We will file an amended Form N-CSR Filing that includes the report.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) SEC staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber, Esq.